SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Aadi Bioscience, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

00032Q 104

(CUSIP Number)

Neil Desai

17383 Sunset Boulevard, Suite A250

Pacific Palisades, California 90272

(424) 473-8055

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Dan Koeppen

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

August 26, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00032Q 104

1	NAMES OF REPORTING PERSON Neil Desai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,650(1)
	8	SHARED VOTING POWER 2,558,791(2)
	9	SOLE DISPOSITIVE POWER 39,650(1)
	10	SHARED DISPOSITIVE POWER 2,558,791(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,598,441(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of 39,650 shares of Common Stock issuable upon exercise of options. 31,058 options to purchase shares of Common Stock are exercisable within 60 days of August 26, 2021. Of the remaining options to purchase shares of Common Stock (i) 2,644 shares of Common Stock that are issuable upon exercise of options vest evenly on the last day of each month through January 31, 2022, and (ii) 5,948 shares of Common Stock that are issuable upon the exercise of options vest evenly on March 13, 2022, March 13, 2023, and March 13, 2024, subject to Dr. Desai’s continued service through each vesting date.

(2)

Consists of 639,698 shares of Common Stock directly owned by the Anishka Irrevocable 2016 Trust dated October 19, 2016 (the “Anishka Irrevocable Trust”) and 1,919,093 shares of Common Stock directly owned by Neil Prafulla Desai, Trustee of the Anishka Family Trust (the “Anishka Family Trust”). Dr. Desai and his spouse share voting and dispositive power over the shares held by the Anishka Irrevocable Trust and the Anishka Family Trust and each of Dr. Desai and his spouse is a trustee of the Anishka Irrevocable Trust and the Anishka Family Trust.

(3)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Common Stock beneficially owned by Dr. Desai by (b) the sum of (i) 20,838,292 shares of Common Stock outstanding as of August 26, 2021, as disclosed by the Issuer to Dr. Desai, and (ii) 39,650 shares of Common Stock issuable upon exercise of options held by Dr. Desai. The aggregate number of shares of Common Stock beneficially owned by Dr. Desai as set forth in clauses “(a)” and “(b)” of this footnote are treated as outstanding shares of Common Stock only for the purpose of computing the percentage ownership of Dr. Desai.

Item 1.	Security and Issuer.

This Schedule relates to the shares of common stock, par value $0.0001 per share (“Common Stock”), of Aadi Bioscience, Inc., f/k/a Aerpio Pharmaceuticals, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 17383 Sunset Boulevard, Suite A250, Pacific Palisades, California 90272. The Issuer’s Common Stock is listed on the Nasdaq Capital Market under the symbol “AADI.”

Item 2.	Identity and Background.

(a)	Neil Desai (the “Reporting Person”)

(b)

The address for the principal business office of the Reporting Person is:

17383 Sunset Boulevard, Suite A250

Pacific Palisades, California 90272

(c)	The principal business of the Reporting Person is serving as President and Chief Executive Officer of the Issuer.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock reported herein as beneficially owned by the Reporting Person were acquired pursuant to an Agreement and Plan of Merger, dated as of May 16, 2021, by and among Aadi Bioscience, Inc., a Delaware corporation (f/k/a Aerpio Pharmaceuticals, Inc. (“Aerpio”)) (the “Issuer”), Aspen Merger Subsidiary, Inc., a Delaware corporation (“Merger Sub”), and Aadi Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (f/k/a Aadi Bioscience, Inc.) (“Legacy Aadi”) (as it may be amended from time to time, the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, a business combination between the Issuer and Legacy Aadi was effected through the merger of Merger Sub with and into Legacy Aadi, with Legacy Aadi surviving as the surviving company and as a wholly-owned subsidiary of the Issuer (the “Merger,” and collectively with the other transactions described in the Merger Agreement, the “Business Combination”). The Business Combination closed on August 26, 2021 (the “Closing”).

At the effective time of the Merger (the “Effective Time”), and subject to the terms and conditions of the Merger Agreement, the holders of Legacy Aadi capital stock exchanged all of their outstanding shares for the right to receive the number of shares of the Issuer’s Common Stock equal to the product (rounded down to the nearest whole number) of the number of such shares outstanding immediately prior to the Effective Time multiplied by 0.3172 (the “Exchange Ratio”).

Each option (a “Legacy Aadi Option”) to purchase shares of Legacy Aadi common stock, par value $0.0001 per share (the “Legacy Aadi Common Stock”), that was outstanding immediately prior to the Effective Time, whether vested or unvested, was converted into an option to purchase a number of shares of Common Stock (such option, an “Exchanged Option”) equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Legacy Aadi Common Stock subject to such Legacy Aadi Option immediately prior to the Effective Time and (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Legacy Aadi Option immediately prior to the Effective Time, divided by (B) the Exchange Ratio. Except as specifically provided in the Merger Agreement, following the Effective Time, each Exchanged Option continued to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Legacy Aadi Option outstanding immediately prior to the Effective Time.

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction.

The disclosure provided in Item 3 above is incorporated herein by reference. Pursuant to the terms of the Merger Agreement, the Reporting Person tendered 8,066,811 shares of Legacy Aadi capital stock and options to purchase 125,000 shares of Legacy Aadi Common Stock in exchange for 2,558,791 shares of Common Stock and options to purchase 39,650 shares of Common Stock, respectively.

The Reporting Person serves as President and Chief Executive Officer of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Lock-up Agreement described in Item 6 of this Schedule 13D and the Issuer’s Insider Trading Policy, the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Except as described herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The Reporting Person may, from time to time, purchase additional securities of the Issuer either in the open market or in privately-negotiated transactions or through exercises of stock options, depending upon the Reporting Person’s evaluation of the Issuer’s business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Person may also decide to hold or dispose of all or part of his investments in securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, the Reporting Person beneficially owns an aggregate of 2,598,441 shares of Common Stock, or 12.4% of the Issuer’s outstanding shares of Common Stock. The beneficial ownership percentages used in this Schedule are calculated based on a total of 20,838,292 shares of Common Stock outstanding as of August 26, 2021 plus 39,650 shares of Common Stock issuable upon exercise of options held by the Reporting Person.

31,058 of the Reporting Person’s options to purchase shares of Common Stock are exercisable within 60 days of August 26, 2021. Of the remaining options to purchase shares of Common Stock (i) 2,644 shares of Common Stock that are issuable upon exercise of options vest evenly on the last day of each month through January 31, 2022, and (ii) 5,948 shares of Common Stock that are issuable upon the exercise of options vest evenly on March 13, 2022, March 13, 2023, and March 13, 2024, subject to Dr. Desai’s continued service through each vesting date.

(b) The Reporting Person and the Reporting Person’s spouse share voting and dispositive power with respect to 2,558,791 shares of Common Stock owned by the Anishka Irrevocable Trust and the Anishka Family Trust. The Reporting Person has sole voting and dispositive power with respect to options to purchase 39,650 shares of Common Stock.

(c) Except as described in Items 3 and 4 of this Schedule, which descriptions are incorporated herein by reference, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) Except as disclosed in Item 2, no person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Lock-Up Agreement

On May 16, 2021, concurrently and in connection with the execution of the Merger Agreement, certain directors of Aerpio and certain stockholders of Legacy Aadi, entered into lock-up agreements with Aerpio and Legacy Aadi, pursuant to which each stockholder is subject to a 180 day lockup on the sale or transfer of shares of Aadi Common Stock held by each such stockholder at the closing of the Merger, including those shares received by Legacy Aadi stockholders in the Merger, subject to certain exceptions.

This summary is qualified by the actual terms of the Lock-Up Agreements, the forms of which are provided as Exhibits B and C to the Merger Agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Agreement and Plan of Merger, dated May 16, 2021, among Aerpio Pharmaceuticals, Inc., Aadi Bioscience, Inc. and Aspen Merger Subsidiary, Inc. (Incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 17, 2021.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2021

Neil Desai

By:	/s/ Neil Desai
Name:	Neil Desai